Exhibit 12

                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Dollars in Thousands)

                                   Unaudited
                                     Three
                                     Months
                                     Ended
                                   March 31,                    Year Ended December 31,
                                      2000       1999        1998         1997         1996        1995
Earnings from
  continuing operations(1) . . .    $ 74,920   $(48,798)   $ 58,088    $  872,739    $255,052    $265,068

Fixed Charges:
  Interest expense . . . . . . .      70,026    294,104     226,120       193,225     152,551     123,821
  Interest on Corporate-owned
    Life Insurance Borrowings. .       9,769     36,908      38,236        36,167      35,151      32,325
  Interest Applicable to
    Rentals. . . . . . . . . . .       7,270     34,252      32,796        34,514      32,965      31,650
      Total Fixed Charges. . . .      87,065    365,264     297,152       263,906     220,667     187,796

Distributed income of equity
 investees . . . . . . . . . . .         672      3,728       3,812          -           -           -

Preferred and Preference Dividend
Requirements:
  Preferred and Preference
    Dividends. . . . . . . . . .         282      1,129       3,591         4,919      14,839      13,419
  Income Tax Required. . . . . .         186        746       1,095         3,770       7,562       6,160
      Total Preferred and
        Preference Dividend
        Requirements . . . . . .         468      1,875       4,686         8,689      22,401      19,579

Total Fixed Charges and Preferred
   and Preference Dividend
   Requirements. . . . . . . . .      87,533    367,139     301,838       272,595     243,068     207,375

Earnings (2) . . . . . . . . . .    $162,657   $320,194    $359,052    $1,136,645    $475,719    $452,864

Ratio of Earnings to Fixed
 Charges . . . . . . . . . . . .        1.87       0.88        1.21          4.31        2.16        2.41

Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements. . . . .        1.86       0.87        1.19          4.17        1.96        2.18


(1)  Earnings from continuing operations consists of loss or earnings before extraordinary gain and income taxes adjusted for minority interest and undistributed earnings from equity investees.
(2)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit), fixed charges and distributed income of equity investees.
     Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.
